FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a statement released in Chilean newspapers on March 27, 2009, informing the distribution of dividends.

BANCO DE CHILE
DISTRIBUTION OF DIVIDENDS

At the Ordinary Shareholders Meeting of the Bank, held on March 26, 2009, it was agreed the distribution and payment of dividend N°197, in the amount of CLP$2.357790 per Banco de Chile common share, with charge to the 2008 income of Banco de Chile. Said dividend is available to the respective shareholders at any Branch of Banco de Chile.

Dividends will be deposited in current or saving account when so instructed by the shareholders.

Shareholders registered at the Shareholders Register of the Bank on or before March 20, 2009 shall have the right to receive dividends.

GENERAL MANAGER

Santiago, March 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO